Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: August 18, 2014

On August 18, 2014, AECOM Technology Corporation (“AECOM”) distributed the below email to AECOM employees on the behalf of Kevin Lunch:

Date:	August 18, 2014
To:	All AECOM Employees
From:	Kevin A. Lynch, Executive Vice President and Chief Strategy Officer
Subject:	Integration Update

There are events that stay in our minds forever and, for many of us, the day we learned AECOM and URS will join together is one such momentous occasion.  We recently took a major step toward our exciting future when approximately 100 leaders from URS and AECOM participated in our first official integration-planning meeting, marking a significant milestone for all of us.

Most of us entered this initial meeting with curiosity, anticipation, excitement, and, yes, reasonable reservations.  Catalyzed by Mike Burke sharing his vision for the prospective organization, coupled with URS Chairman and Chief Executive Officer Martin Koffel compelling us to see the power of this combination, early discussions yielded four clear themes that began to frame our journey forward:

•                  Our businesses are more complementary than originally anticipated, with less overlap and greater similarities to how we approach work.

•                  We share a vision for the future that is consistent in both approach and in our collective enthusiasm for building a competitive powerhouse across all of our markets.

•                  Our cultures reflect a shared passion around our competitive strengths and our mission for delivering world-class client service.

•                  We share universal appreciation for planning together in a thoughtful, disciplined and inclusive program.

We witnessed great leadership throughout the meeting, first collaborating around the strong attributes of each, and next coalescing on how to best structure the combined organization, focusing on clients and employees, to seize upon its potential from the first day as one unified business.  Building on our four themes, we will continue to thoughtfully and purposefully plan together.  We will tackle issues from our operations to our structure to our brand, while we advance a methodical and detailed process with the valuable input and perspectives of leaders from both companies.  While we anticipate it will be several weeks before our planning results in strategic decisions, we will continue to update you as our integration program moves ahead.

Looking forward, there are several regulatory processes that still must be completed in connection with the merger.  Last week, we achieved a significant milestone, as the U.S. government cleared us with the early termination of the Hart-Scott-Rodino anti-trust waiting period.  This gives us additional confidence that we will be able to complete the transaction during October.  Until the transaction closes, we must continue to operate as separate companies, so thank you for continuing to focus on your day-to-day responsibilities, and delivering excellence to our clients.

Seeing the leaders of AECOM and URS work together on the planning of our integration last week inspired excitement about our future and enhanced respect for our people.  Based on the collaborative and collegial manner in which both URS and AECOM leaders participated, I know we will achieve our goal of creating an organization we can all take pride in and that our clients will prefer doing business with.

Finally, as always, we’d like to hear from you.  Please refer any integration-related questions to integration@aecom.com.   Thank you for your continued support.

This message is also attached as a PDF.

Cautionary Note Regarding Forward-Looking Statements

This communication may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS.  AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM has filed with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. The definitive joint proxy statement/prospectus will be mailed to stockholders of AECOM and URS when it becomes available.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online at www.aecom-urs.com.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the 2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the merger when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.